Filed pursuant to Rule 424(b)(3)
File No. 333-210139

TIAA REAL ESTATE ACCOUNT

SUPPLEMENT NO. 1
Dated February 23, 2017 to the Prospectus dated May 1, 2016

This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2016, as supplemented to date, which is collectively referred to herein as the “prospectus.” This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.
Recent transactions
The following describes property, property-related and financing transactions by the Account between May 1, 2016 and February 14, 2017. Except as noted, the expenses for operating the properties purchased are either borne or reimbursed, in whole or in part, by the property tenants, although the terms vary under each lease. The Account is responsible for operating expenses not reimbursed under the terms of a lease.
Purchases
Multi-family Properties
Greene Crossing—Columbia, SC
On October 4, 2016, the Account acquired a student housing complex located near the University of South Carolina for $63.5 million.
BLVD 63—San Diego, CA
On November 1, 2016, the Account purchased a student housing complex located near San Diego State University for $156.0 million.
Office Properties
Campus Pointe 2—San Diego, CA
On June 29, 2016, the Account purchased a 20% interest in a joint venture investment which holds an office property located in San Diego, California for $31.3 million (the Account's share). The 305,006 square foot building is currently under-going construction and will be 100% leased upon completion.
The Hub—Long Island City, NY
On August 12, 2016, the Account purchased a 95% interest in a joint venture investment which holds an office property located in Long Island City, New York for $55.2 million. The Account's gross interest in the property was $85.4 million, encumbered by a $30.2 million mortgage loan (the Account's share), as further discussed in the Financings section.
817 Broadway—New York City, NY
On November 21, 2016, the Account purchased a 61.46% interest in a joint venture investment which holds an office property located in New York City, New York for $20.7 million. The Account's gross interest in the property is $68.7 million, encumbered by a $48.0 million mortgage loan (the Account's share), as further discussed in the Financings section.

Campus Pointe 1—San Diego, CA
On December 15, 2016, the Account purchased a 45% interest in a joint venture investment which holds an office property located in San Diego, California for $137.7 million (the Account's share).
Industrial Properties
Pinto Business Park: Fallbrook 1 and 2—Houston, TX
On September 14, 2016, the Account purchased two newly constructed industrial properties located in Houston, Texas for $49.5 million. This acquisition completes the multi-property acquisition for Pinto Business Park.
Retail Properties
Pacific City—Huntington Beach, CA
On July 12, 2016, the Account purchased a 70% interest in a joint venture investment which holds a retail property located in Huntington Beach, California. The Account purchased its interest for $129.7 million.
Fashion Show—Las Vegas, NV
On July 29, 2016, the Account purchased a 49% interest in a joint venture investment which holds a retail property located in Las Vegas, Nevada for $815.0 million. The Account's gross interest in the property was $1.2 billion, encumbered by $411.1 million of mortgage loans (the Account's share), as further discussed in the Financings section.
On October 4, 2016, the Account purchased an additional 1% interest in the joint investment for $16.6 million, which is net of an additional $8.4 million mortgage loan obligation associated with the additional ownership interest, as further discussed in the Financing section.
32 South State Street—Chicago, IL
On November 9, 2016, the Account purchased a retail property located in Chicago, Illinois for $20.8 million, which is net of a $24.0 million mortgage loan the Account assumed concurrent with the purchase, as further discussed in the Financings section.
Property-Related
DJM Capital Partners—Huntington Beach, CA
On July 12, 2016, concurrent with the purchase of its 70% interest in the joint venture investment, the Account entered into a $30.9 million loan receivable with the joint venture partner. The loan includes an option to increase the principal balance up to $35.0 million. The loan has an interest rate of 4.20% and has a maturity date of July 1, 2018.
Simply Self Storage Portfolio—Various, USA
On September 21, 2016, the Account entered into a $37.5 million mezzanine loan receivable position on a portfolio comprised of 102 self-storage properties managed by Simply Self Storage. The loan has an interest rate of 8.25% and is interest only through maturity. The loan matures on September 6, 2021.

State Street Financial Center—Boston, MA
On November 17, 2016, the Account entered into a $125.0 million mezzanine loan receivable position secured by Borrower's ownership interest in State Street Financial Center. The loan has an interest rate of 6.50% and is interest only through maturity. The loan matures on November 10, 2021.
Sales
Office Properties
Four Oaks Place LP—Houston, TX
On August 29, 2016, the Account's Four Oaks Venture LP sold a portion of land to the State of Texas for $0.5 million, realizing a gain of $0.2 million from the sale.
Parkview Plaza—Oakbrook Terrace, IL
On October 20, 2016 the Account sold an office property located in Oakbrook Terrance, Illinois for a net sales price of $46.9 million, realizing a loss of $27.9 million from the sale, the majority of which has been previously recognized as unrealized losses in the Account's consolidated statements of operations. The Account's cost basis in the property at the date of sale was $74.8 million.
3 Hutton Centre Drive—Santa Ana, CA
On November 15, 2016, the Account sold an office property located in Santa Ana, California for a net sales price of $49.9 million, realizing a loss of $4.7 million from the sale, the majority of which has been previously recognized as unrealized losses in the Account's consolidated statements of operations. The Account's cost basis in the property at the date of sale was $54.6 million.
Retail Properties
Northpark Village Square—Valencia, CA
On July 14, 2016, the Account sold this retail property located in Valencia, California for a net sales price of $57.6 million, realizing a gain of $16.4 million from the sale, the majority of which has been previously recognized as unrealized gains in the Account's consolidated statements of operations. The Account's cost basis in the property at the date of sale was $41.2 million.
Mazza Gallerie—Washington, DC
On January 4, 2017, the Account sold a retail property located in Washington, DC for a net sales price of $74.3 million, realizing a loss of $21.7 million from the sale, the majority of which has been previously recognized as unrealized losses in the Account’s consolidated statements of operations. The Account’s cost basis in the property at the date of sale was $96.0 million.
Industrial Properties
Northern CA RA Industrial Portfolio: Corsair Boulevard—Hayward, CA
On June 27, 2016, the Account sold an industrial property held within its Northern CA RA Industrial Portfolio located in Hayward, California for a net sales price of $4.5 million, resulting in a realized gain from the sale of $1.8 million, the majority of which has been previously recognized as unrealized gains in the Account's consolidated statements of operations. The Account's cost basis in the property at the date of sale was $2.7 million.
Atlanta Industrial Portfolio: 201 Greenwood Court—McDonough, GA
On February 1, 2017, the Account sold an industrial property held within its Atlanta Industrial Portfolio located in McDonough, Georgia for a net sales price of $39.1 million, resulting in a realized gain from the sale of $4.5 million, the majority of which has been previously recognized as unrealized gains in the Account's consolidated statements of operations. The Account's cost basis in the property at the date of sale was $34.6 million.
Financings
Charleston Plaza—Mountain View, CA
On July 11, 2016, the Account extinguished a $34.3 million mortgage loan associated with the property.
Fashion Show—Las Vegas, NV
On July 29, 2016, Fashion Show Holding I, LLC, a joint venture investment, in which the Account held a 49% interest, assumed a $409.2 million mortgage loan (the Account's share) with a 4.03% interest rate, maturing on November 1, 2024 and a $1.9 million mortgage loan (the Account's share) with an interest rate of 6.06%, maturing on November 15, 2021.
On October 4, 2016, the Account increased its ownership in the Fashion Show Holding I, LLC joint venture investment by 1%, resulting in an $8.4 million increase of the Account's share of the mortgage obligation.
The Hub—Long Island City, NY
On August 12, 2016, MRA Hub 34 Holding, LLC joint venture investment, in which the Account holds a 95% interest, assumed a $30.2 million mortgage loan (the Account's share). The loan has an interest rate of 3.35% plus 30-day LIBOR and matures on September 1, 2019.
32 South State Street—Chicago, IL
On November 9, 2016, concurrent with the purchase of a retail property located in Chicago, Illinois, the Account assumed a $24.0 million mortgage loan. The loan has an interest rate of 4.48% and matures on June 6, 2025.
817 Broadway—New York City, NY
On November 21, 2016, 817 Broadway Owner, LLC joint venture investment, in which the Account holds a 61.46% interest, assumed a $48.0 million mortgage loan (the Account's share). The loan is interest only, with an interest rate of 4.65%, maturing on December 1, 2019.
DDR Joint Venture—Various, USA
On December 1, 2016, the Account's DDR joint venture investment, in which the Account holds an 85% interest, restructured its $176.9 million term loan (the Account's share) collateralized by six properties, effectively reducing the principal balance to $148.5 million. The loan has an interest rate of 2% plus one month LIBOR, matures on November 30, 2019 and has two one-year extension options.

DDR Joint Venture—Various, USA
On January 6, 2017, the Account’s DDR joint venture investment paid off a $40.0 million mortgage loan (the Account’s share) secured by a retail property located in King of Prussia, Pennsylvania.

A15697 (2/17)